Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q3 2023 results, dividend distribution, and financial outlook 2023

“The strong and sustained market for product tankers has resulted in historical high TCE earnings for the first nine months of 2023, that are 26% higher than last year. We expect a strong ending to the year, driven by seasonal factors and continued favorable market conditions,” says Jacob Meldgaard and continues: “This quarter, we will return USD 123.2m to our shareholders as dividend.”

Financial results

Results delivered in the first nine months of 2023 were historically high despite a temporary drop in freight rates over the summer. In Q3 2023, TCE per day was USD 33,010 compared to USD 44,376 in the same period last year, where rates were exceptionally high. Available earning days increased 9% to 7,658 in Q3 (Q3 2022: 7,035) as a function of a net increase in the fleet by eight vessels since same period last year. Consequently, TCE earnings declined 23% to USD 244.4m in Q3 (Q3 2022: USD 316.8m), while EBITDA decreased 32% to USD 178.2m (Q3 2022: USD 262.2m).

The healthy financial performance in the first nine months of 2023 is primarily related to the strong product tanker market and the trade recalibration in connection with sanctions and self-sanctioning of Russian product exports as well as global refinery dislocation. Strong markets and high earnings have allowed for continued quarterly dividend distribution. The declared dividend for Q3 2023 is USD 1.46 per share, equivalent to a pay-out ratio of 99%.

Key Figures (summary)

USDm	Q3 2023	Q3 2022	change	Q1‑Q3 2023	Q1‑Q3 2022	change	FY 2022
Time charter equivalent earnings (TCE)	244.4	316.8	(23)%	817.4	649.8	26%	981.5
EBITDA	178.2	262.2	(32)%	613.6	476.0	29%	743.0
EBITDA margin %	49.8%	58.5%		54.2%	47.8%		51.5%
Unrealized gain/(loss) on financial instruments1)	(8.4)	4.5		12.8	(6.6)		(0.6)
Return on Invested Capital (RoIC) %	22.6%	43.0%		29.4%	23.6%		29.2%
TCE per day (USD)	33,010	44,376	(26)%	36,837	29,970	23%	34,154
OPEX per day (USD)	6,821	7,041	(3)%	7,049	6,760	4%	6,825
Free cash flow	196.8	192.6	2%	259.6	267.4	(3)%	513.2

1)	Included in TCE earnings and EBITDA. but not included in TCE per day

Business highlights

In the third quarter, TORM has entered into two 2-year Time Charter-Out contracts for two LR2 vessels at a rate of USD 43,000 per day.

During Q3, TORM has sold and delivered one MR vessel, reducing the fleet to 86 vessels in total as of 30 September 2023. Additionally, two LR1 vessels were sold in Q3 with delivery in November.

Since the end of Q3, TORM has sold one LR2 vessel and two MR vessels with expected delivery in Q4.

Since the end of Q3, TORM has acquired four MR eco product tanker vessels built in 2015-2016 for a total cash consideration of USD 75.0m and the issuance of 2.68m shares with expected completion in Q4.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 23 09 NOVEMBER 2023	Page 1 / 3

COMPANY ANNOUNCEMENT

On 09 November 2023, TORM has entered into an agreement to acquire eight eco LR2 vessels built in 2010-2012, of which one vessel is expected to be delivered in late Q4 2023 and seven vessels in Q1 2024 for a total consideration of USD 399m, with a cash consideration of USD 239m and the issuance of approximately 5.5 million shares.

This will bring the total fleet up to 93 vessels on a fully delivered basis.

Market

The product tanker market continued to be strong, but volatile in the third quarter of 2023. Although rates were lower than in the first two quarters of the year, the lower rates were primarily attributable to temporary refinery maintenance and seasonally lower Russian clean petroleum product exports as well as continued draw from diesel inventories in Europe, which led to a temporary release of global vessel capacity. The markets strengthened towards the end of the third quarter, which is expected to have a positive impact on earnings in the fourth quarter.

Distribution

TORM’s Board of Directors has today approved an interim dividend for Q3 2023 of USD 1.46 per share, resulting in an expected total dividend payment of USD 123.2m. The payment date is 05 December 2023 while the ex-dividend date is 21 November 2023, and the record date is 22 November 2023.

Financial Outlook 2023

As of 06 November 2023, TORM had covered 91% of the 2023 full-year earning days at USD/day 36,452 and the coverage for the fourth quarter of 2023 was 64% at USD/day 38,822. For the individual vessel classes, the coverage for the fourth quarter of 2023 was 62% at USD/day 47,126 for LR2, 75% at USD/day 39,935 for LR1, and 62% USD/day 36,715 for MR.

Our financial outlook is based on our current product tanker market expectations. but we have limited visibility on TCE rates that are not yet fixed with our customers. Hence. the market rates realized during 2023 may be significantly lower or significantly higher than our current expectations.

For the full-year 2023, TCE earnings are expected to be in the range of USD 1,075m-1,125m (previous outlook: USD 1,050m-1,175m) and EBITDA is expected to be in the range of USD 825m-875m (previous outlook: USD 775m-900m) based on the current fleet size including published acquisitions and divestments of vessels. The main difference between the adjustments to TCE earnings and EBITDA outlooks is related to profits from vessel sales. We refer to the Financial Outlook 2023 in our Quarterly Report for the Second Quarter 2023 and our Safe harbor statements as to the future.

Conference call and webcast

TORM’s conference call on the financial results for the third quarter of 2023 will be held at 08:00 am Eastern Time / 02:00 pm Central European Time on Thursday 09 November 2023.

The conference call is accessible both as a live webcast via TORM’s website and as a conference call.

Participants joining webcast:

Please access webcast here: Webcast

Participants joining by telephone:

Please call one of the dial-in numbers (below) at least ten minutes prior to the start. and advise the operator of either the Conference ID: 4851168 or the Conference Name: TORM plc Nine Months and Third Quarter 2023 Results:

Denmark: +45 32 74 07 10

United Kingdom: +44 20 3481 4247

United States: +1 (646) 307 1963

The presentation can be downloaded from: Financial reports and presentations prior to the event.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 23 09 NOVEMBER 2023	Page 2 / 3

COMPANY ANNOUNCEMENT

Contacts

Jacob Meldgaard. Executive Director

Tel.: +45 3917 9200

Kim Balle. Chief Financial Officer

Tel.: +45 3917 9200

Andreas Abildgaard-Hein. IR

Tel.: +45 3917 9339

About TORM

TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements. The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; inflationary pressure; increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations; general domestic and international political conditions or events, including “trade wars”, the conflict between Russia and Ukraine and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies; Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery; effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our board of directors and senior management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; our dependence on key personnel and our ability to attract, retain and motivate key employees; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; the impact of adverse weather and natural disasters; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers. In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 23 09 NOVEMBER 2023	Page 3 / 3